                                               Filed pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-75321

       Prospectus Supplement No. 41 to the Prospectus dated May 18, 1999.

                                 $1,000,000,000

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                              7.35% Notes due 2009
                            ------------------------
                                 TERMS OF SALE

     The notes being purchased have the following terms:

PRINCIPAL AMOUNT: $1,000,000,000

STATED MATURITY: October 1, 2009

SPECIFIED CURRENCY: U.S. dollars

     - principal: U.S. dollars
     - interest: U.S. dollars

ORIGINAL ISSUE DATE: September 29, 1999

FORM OF NOTE: book-entry form
REDEMPTION: If Goldman Sachs becomes
       obligated to pay additional amounts to
       non-U.S. investors due to changes in
       U.S. withholding tax requirements,
       Goldman Sachs may redeem the notes
       before their stated maturity at a
       price equal to 100% of the principal
       amount redeemed plus accrued interest
       to the redemption date.

FIXED INTEREST RATE: yes

     - annual rate: 7.35%
     - interest payment dates: every April 1 and October 1
     - regular record dates: every March 15 and September 15

DEFEASANCE APPLIES AS FOLLOWS:

     - full defeasance -- i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor; and
     - covenant defeasance -- i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Note       Total
                                                              --------       -----
Initial public offering price...............................   99.852%    $998,520,000
Underwriting discount.......................................    0.450%    $  4,500,000
Proceeds, before expenses, to The Goldman Sachs Group,
  Inc.......................................................   99.402%    $994,020,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from September 29, 1999 and must be paid by the purchaser if the notes are delivered after September 29, 1999.
                            ------------------------

     The notes will be listed on the New York Stock Exchange under the symbol "GS 09" on or shortly after the closing of the offering.
                            ------------------------

     The underwriters expect to deliver the notes in New York, New York on September 29, 1999.
                              GOLDMAN, SACHS & CO.

BANC OF AMERICA SECURITIES LLC
       CHASE SECURITIES INC.
           DEUTSCHE BANC ALEX. BROWN
                  DONALDSON, LUFKIN & JENRETTE
                        MCDONALD INVESTMENTS INC.
                              MERRILL LYNCH & CO.
                                   PAINEWEBBER INCORPORATED
                                        SALOMON SMITH BARNEY
                                            MURIEL SIEBERT & CO., INC.
                                                 UTENDAHL CAPITAL PARTNERS, L.P.
                                                     WACHOVIA SECURITIES, INC.
                            ------------------------

                Prospectus Supplement dated September 22, 1999.

                              RECENT DEVELOPMENTS

     On September 21, 1999, The Goldman Sachs Group, Inc. reported net earnings of $638 million for its fiscal third quarter ended August 27, 1999.

                              BUSINESS LINE REVIEW

INVESTMENT BANKING

     Investment Banking generated net revenues of $1.2 billion in the third quarter, a 15% increase over the prior quarter and 20% above the same 1998 period. Goldman Sachs' worldwide advisory and financing businesses continued to perform strongly as global corporate consolidation fueled healthy deal flow in financial advisory, and new issue activity remained robust. Net revenue growth was particularly strong in the technology, energy and power, and retail sectors. Investment Banking also benefited from active markets in both Europe and Asia.

TRADING AND PRINCIPAL INVESTMENTS

     Net revenues in Trading and Principal Investments were $1.4 billion, 16% lower than an outstanding second quarter of 1999 but substantially above last year's depressed third quarter. FICC net revenues increased 52% over the same period in 1998 primarily due to improved performance in Goldman Sachs' trading and credit-sensitive businesses, which were negatively affected by a dramatic widening of credit spreads in 1998. Strong results in commodities, which benefited from increased customer activity, also contributed to the growth in FICC. Net revenues in Equities increased substantially over the prior year period primarily due to strength in equity arbitrage, higher transaction volumes in the global shares businesses and strong customer flow in equity derivatives. Net revenues in principal investments increased significantly over the prior year due to mark-to-market gains on certain of Goldman Sachs' merchant banking investments.

ASSET MANAGEMENT AND SECURITIES SERVICES

     Net revenues in Asset Management and Securities Services were $811 million for the third quarter, an increase of 8% over the second quarter and 13% above the third quarter of 1998. Asset management revenues increased 11% over the prior year period, reflecting growth in assets under management. Securities services net revenues were up 6% compared to the same 1998 period, primarily due to increased customer balances in Goldman Sachs' securities lending and margin lending businesses. Commissions rose by 17% compared to the prior year period, benefiting from higher transaction volumes worldwide in listed equity securities.

                                 EXPENSE REVIEW

     Operating expenses were $2.3 billion in the third quarter. The ratio of compensation and benefits to net revenues was 50% for both the quarter and year-to-date periods. Non-compensation-related expenses rose 23% compared to the same period in 1998 due to higher employment levels and growth in business activity. Goldman Sachs' effective tax rate was 41%.

                                    CAPITAL

     As of August 27, 1999, total capital was $28.9 billion, consisting of $8.6 billion in stockholders' equity and $20.3 billion in long-term debt. Book value per share was $18.11, based on common shares outstanding, including the formula-based restricted stock units, of 474,598,485 at period end.

                                    DIVIDEND

     On September 20, 1999, the Board of Directors of The Goldman Sachs Group, Inc. declared a dividend of $0.12 per share to be paid on November 22, 1999 to voting and nonvoting common stockholders of record on October 25, 1999.

                          SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled "Specific Terms of The Notes", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to "Goldman Sachs" mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries. Also, references to "Holders" means The Depository Trust Company or its nominee, and not indirect holders who own beneficial interests in notes through participants in The Depository Trust Company. Please review the special considerations that apply to indirect holders in the attached prospectus, under "Description of Notes We May Offer -- Legal Ownership of Notes".

     The notes are one of a series of debt securities, entitled "Medium-Term Notes, Series B", that we may issue under the indenture from time to time. This prospectus supplement summarizes specific financial and other terms that apply to the notes; terms that apply generally to all Series B medium-term notes are described in "Description of Notes We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

                          FINANCIAL TERMS OF THE NOTES

     The specific financial terms of the notes we are offering are as follows:

- TITLE OF THE NOTES:  7.35% Notes due 2009

- ISSUER OF THE NOTES:  The Goldman Sachs Group, Inc.

- TOTAL PRINCIPAL AMOUNT BEING ISSUED: $1,000,000,000

- DUE DATE FOR PRINCIPAL:  October 1, 2009

- INTEREST RATE:  7.35% annually

- DATE INTEREST STARTS ACCRUING:  September 29, 1999

- DUE DATES FOR INTEREST:  every April 1 and October 1

- FIRST DUE DATE FOR INTEREST:  April 1, 2000

- REGULAR RECORD DATES FOR INTEREST:  every March 15 and September 15

- ADDITIONAL AMOUNTS: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct from payments to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under "-- Payment of Additional Amounts".

- REDEMPTION: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements.

- REPAYMENT AT OPTION OF HOLDER:  none

                             ADDITIONAL INFORMATION
                                ABOUT THE NOTES

BOOK-ENTRY HOLDERS

     We will issue the notes only in book-entry form -- i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from The Depository Trust Company except in the limited situations described in the attached prospectus under "Description of Notes We May Offer -- What is a Global
Note? -- Special Situations When a Global Note Will Be Terminated".

     Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Those organizations will include the Cedel and Euroclear systems in Europe. See "Description of Notes We May Offer -- Legal Ownership of Notes" and "-- What is a Global Note?" in the attached prospectus.

YOU CAN HOLD INTERESTS IN GLOBAL NOTES
THROUGH CEDEL AND EUROCLEAR, AS
INDIRECT PARTICIPANTS IN DTC

     As long as DTC is the depositary for the global notes, you may hold an interest in a global note through any organization that participates, directly or indirectly, in the DTC system. Those organizations include Cedelbank S.A. in Luxembourg, known as Cedel, and Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system known as Euroclear. If you are a participant in either of those systems, you may hold your interest directly in that system. If you are not a participant, you may hold your interest indirectly through organizations that are participants in that system. If you hold your interest indirectly, you should note that DTC, Cedel and Euroclear will have no record of you or your relationship with the direct participant in their systems.

     Cedel and Euroclear are securities clearance systems in Europe, and they participate indirectly in DTC. Cedel and Euroclear will hold interests in the global notes on behalf of the participants in their systems, through securities accounts they maintain in their own names for their customers on their own books or on the books of their depositaries. Those depositaries, in turn, are participants in DTC and hold those interests in securities accounts they maintain in their own names on the books of DTC. Citibank, N.A. acts as depositary for Cedel and The Chase Manhattan Bank acts as depositary for Euroclear. Cedel and Euroclear clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

DTC RULES WILL ALSO APPLY TO NOTES HELD THROUGH CEDEL AND EUROCLEAR

     If you hold an interest in a global note through Cedel or Euroclear, that system will credit the payments we make on your note to the account of your Cedel or Euroclear participant in accordance with that system's rules and procedures. The participant's account will be credited only to the extent that the system's depositary receives these payments through the DTC system. Payments, notices and other communications or deliveries relating to the notes, if made through Cedel or Euroclear, must comply not only with the rules and procedures of those systems, but also with the rules and procedures of DTC, except as described below.

     If you hold an interest in a global note through Cedel or Euroclear, you will not be entitled to exchange your interest for a certificate representing a non-global note, unless and until the global note is terminated at DTC, as described under "Description of Notes We May Offer -- What is a Global
Note? -- Special Situations When a Global Note Will Be Terminated" in the attached prospectus.

     Trading in the notes between Cedel participants or between Euroclear participants will by governed only by the rules and procedures of that system. We understand that, at present, those systems' rules and procedures applicable to trades in conventional eurobonds will apply to trades in the notes, with settlement in immediately available funds.

SPECIAL CONSIDERATIONS FOR CROSS-MARKET TRANSFERS

     Cross-market transfers of the notes -- i.e., transfers between investors who hold or will hold their interests through Cedel or Euroclear, on the one hand, and investors who hold or will hold their interests through DTC but not through Cedel or Euroclear, on the other hand -- will be governed by DTC's rules and procedures in addition to those of Cedel or Euroclear. If you hold your note through Cedel or Euroclear and you wish to complete a cross-market transfer, you will need to deliver transfer instructions and payment, if applicable, to Cedel or Euroclear, through your participant, and that system in turn will need to deliver them to DTC, through that system's depositary.

     Because of time-zone differences between the United States and Europe, any notes you purchase through Cedel or Euroclear in a cross-market transfer will not be credited to your account at your Cedel or Euroclear participant until the business day after the DTC settlement date. For the same reason, if you sell the notes through Cedel or

Euroclear in a cross-market transfer, your cash proceeds will be received by the depositary for that system on the DTC settlement date but will not be credited to your participant's account until the business day following the DTC settlement date. In this context, "business day" means a business day for Cedel or Euroclear.

     The description of the clearing and settlement systems in this section reflects our understanding of the rules and procedures of DTC, Cedel and Euroclear as currently in effect. Those systems could change their rules and procedures at any time. We have no control over those systems and we take no responsibility for their activities.

                         PAYMENT OF ADDITIONAL AMOUNTS

     We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this section.

     We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term United States alien means any person who, for U.S. federal income tax purposes, is:

- a nonresident alien individual;

- a foreign corporation;

- a foreign partnership; or

- an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

     If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pay after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

     Our obligation to pay additional amounts is subject to several important exceptions, however. We will NOT pay additional amounts for or on account of any of the following:

- any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner -- or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership -- and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner -- or the fiduciary, settlor, beneficiary or member -- at any time, for U.S. federal income tax purposes:

   -- is or was a citizen or resident or is or was treated as a resident of the United States;

   -- is or was present in the United States;

   -- is or was engaged in a trade or business in the United States;

   -- has or had a permanent establishment in the United States;

   -- is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

   -- is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

   -- is or was a "ten percent shareholder" of The Goldman Sachs Group, Inc.;

- any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

- any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

- any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent; or

- any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

     When we refer to a U.S. taxing authority, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the United States in the discussion of additional amounts above and in the discussion of redemption for tax reasons below, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

     When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable in respect of that payment.

                          WHEN WE CAN REDEEM THE NOTES

     We will not be permitted to redeem the notes we are offering before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund -- that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

     We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of the United States, of any jurisdiction in the United States or of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced after the date of this prospectus supplement. If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

     If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the Holders of the notes notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under "Description of Notes We May Offer -- Notices" in the attached prospectus.

     We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our subsidiaries purchase may, at our discretion, be held, resold or cancelled.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for The Goldman Sachs Group, Inc. by one of its General Counsel and for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters. Sullivan & Cromwell represented The Goldman Sachs Group, Inc. in connection with its initial public offering and its underwritten debt offerings, and has performed services for The Goldman Sachs Group, Inc. in connection with this offering.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement with respect to the notes which supplements the distribution agreement referred to in the attached prospectus under the heading "Plan of Distribution". Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                      Underwriters                         Principal Amount of Notes
                      ------------                         -------------------------
Goldman, Sachs & Co......................................       $  793,750,000
Banc of America Securities LLC...........................           18,750,000
Chase Securities Inc. ...................................           18,750,000
Deutsche Bank Securities Inc.............................           18,750,000
Donaldson, Lufkin & Jenrette Securities Corporation......           18,750,000
McDonald Investments Inc., A KeyCorp Company.............           18,750,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated................................           18,750,000
PaineWebber Incorporated.................................           18,750,000
Salomon Smith Barney Inc. ...............................           18,750,000
Muriel Siebert & Co., Inc. ..............................           18,750,000
Utendahl Capital Partners, L.P. .........................           18,750,000
Wachovia Securities, Inc. ...............................           18,750,000
                                                                --------------
          Total..........................................       $1,000,000,000
                                                                ==============

                            ------------------------

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.300% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The offer and sale by the underwriters of the notes is subject to the underwriters having received and accepted the notes from The Goldman Sachs Group, Inc. In addition, the underwriters may, in their sole discretion, reject all or any part of any order for the notes which is received by them. The underwriters expect to deliver the notes in New York, New York on the date indicated on the front cover page of this prospectus supplement in exchange for payment in immediately available funds.

     The underwriters intend to offer the notes for sale primarily in the United States. Goldman, Sachs & Co., acting through its affiliates as its selling agents, may also offer the notes for sale outside the United States.

     The notes are a new issue of securities with no established trading market. While the notes are expected to be listed on the NYSE, this listing does not assure that a trading market for the notes will develop. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time with-out notice. No assurance can be given as to the liquidity or the trading market for the notes.

     Please note that the information about the original issue date, original issue price and net proceeds to Goldman Sachs on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short-covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may occur in the over-the-counter market or otherwise.

     Goldman, Sachs & Co. has also informed The Goldman Sachs Group, Inc. that it does not expect sales made by the underwriters in this offering to accounts over which the underwriters exercise discretionary authority to exceed five percent of the aggregate initial offering price of the notes. No such sales will be made without the prior written approval of the customer to which such account relates.

     The Goldman Sachs Group, Inc. estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $150,000.

     The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman, Sachs & Co. is a subsidiary of The Goldman Sachs Group, Inc. Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when an NASD member such as Goldman, Sachs & Co. distributes an affiliated company's debt securities. Goldman, Sachs & Co. has advised The Goldman Sachs Group, Inc. that this offering will comply with the applicable requirements of Rule 2720.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

     This prospectus supplement will be used by the underwriters and other dealers in connection with offers and sales of notes to persons located in the United States. These offers and sales may involve notes initially sold by the underwriters in this offering outside the United States.

-------------------------------------------------------
-------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
            Prospectus Supplement
Recent Developments...................   S-2
Specific Terms of the Notes...........   S-3
Validity of the Notes.................   S-7
Supplemental Plan of Distribution.....   S-8

                 Prospectus
Our Business Principles...............     2
Prospectus Summary....................     3
Risk Factors..........................    11
Use of Proceeds.......................    28
Pro Forma Consolidated Financial
  Information.........................    29
Capitalization........................    36
Selected Consolidated Financial
  Data................................    38
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    40
Industry and Economic Outlook.........    65
Business..............................    68
Management............................    93
Principal Shareholders................   106
Certain Relationships and Related
  Transactions........................   108
Description of Notes We May Offer.....   113
United States Taxation................   143
Employee Retirement Income Security
  Act.................................   154
Validity of the Notes.................   154
Experts...............................   154
Available Information.................   155
Index to Consolidated Financial
  Statements..........................   F-1
Plan of Distribution..................   U-1

-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                                 $1,000,000,000
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                              7.35% Notes due 2009
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                              [GOLDMAN SACHS LOGO]

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                              GOLDMAN, SACHS & CO.

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